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Tallahassee
Tampa	954 463 2700 tel 954 463 2224 fax
Washington, DC
West Palm Beach
February 6, 2006
(Via EDGAR and Facsimile (202) 772-9206)
Mr. William Bennett, Esq.
Mail Stop 3561
United States Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:	Sunair Services Corporation (the “Company”) Amendment No. 1 to Form S-3 (“Form S-3”) Filed January 27, 2006 File No. 333-130057
Dear Mr. Bennett:
     As we discussed on February 3, 2006, this letter outlines the basis for our position that the Company’s private placement of 2,857,146 shares of its common stock at a price per share of $5.25 and warrants to purchase 1,000,000 shares of its common stock to certain accredited investors (the “Private Placement”) complied with Section 4(2) under the Securities Act of 1933, as amended (the “Securities Act”) and Rule 506 thereunder. We specifically address your question of whether the Form S-3 filed by the Company on December 1, 2005 constituted a general solicitation in contravention of Rule 506 in our analysis of the validity of the Private Placement below.
     Section 4(2) of the Securities Act provides an exemption for transactions by an issuer not involving any public offering. Offers that satisfy the conditions of Rule 506(b) are deemed to be transactions not involving any public offering within the meaning of Section 4(2). The Private Placement was structured to comply with Rule 506(b), which requires that the conditions in Rules 501 and 502 be met. Specifically:
•	Rule 502(a) requires that all sales that are part of the same Regulation D offering must meet all of the terms and conditions of Regulation D. As discussed in our letter to Mr. Bennett on February 2, 2006, we do not believe that the Private Placement should be integrated with the resale transactions registered on the Form S-3 filed with the SEC on December 1, 2005 (the “Form S-3”) because the offerings were not part of a single plan

William Bennett, Esq.
February 6, 2006

of financing and were for very different purposes. The Private Placement was an offering by the Company for the purpose of raising capital and the Form S-3 transaction was an offering by selling shareholders.
Further, the Private Placement should not be integrated with an earlier private placement of             shares issued by the Company in its acquisition of Middleton Pest Control, Inc. (the “Middleton Transaction”) because the offerings were not part of a single plan of financing and were for very different purposes. The Private Placement was an offering by the Company for the purpose of raising capital and the Middleton Transaction was an offering of shares in connection with an acquisition.
•	Rule 502(b) requires that certain information be provided to non-accredited investors. Since all investors in the Private Placement were accredited investors as defined in Rule 501(a), this requirement was not applicable to the Private Placement.

•	Rule 502(c) requires that no general solicitation be used in the offering. No general solicitation was used in the Private Placement. Roth Capital Partners, LLC (“Roth Capital”) was the placement agent for the Private Placement and approached the investors in the Private Placement commencing early November, 2005 through the end of November, 2005. All investors in the Private Placement were known to Roth Capital to be accredited investors and had pre-existing relationships with Roth Capital. Executive officers from the Company and Roth Capital participated in presentations to the investors during this time. By November 30, 2005, Roth Capital had received preliminary indications of interest from all of the investors that participated in the Private Placement.

We do not believe that there was a general solicitation as a result of the filing of the Form S-3 on December 1, 2005. No additional investors were contacted, and no additional investors participated in the Private Placement, after the Form S-3 was filed with the SEC. Additionally, no investors were told by the Company or Roth Capital following the filing of the Form S-3 that they could get their shares of common stock registered quickly by adding them on to the Form S-3 by amendment. In fact, the purchase agreements entered into with the investors contemplated that the Company would file a Form S-3 with the SEC registering the resale of the shares issued in the Private Placement. The decision to include the shares received in the Private Placement by amendment to the Form S-3, rather than as an initial filing, was an internal decision by the Company and its counsel to save costs by having only one registration statement and prospectus relating to the resale by the selling shareholders in the Private Placement and the Middleton Transaction.

•	Rule 502(d) requires that there be limitations on the resale of securities acquired in the offering. The purchase agreements included disclosure that the securities received in the Private Placement were not registered and could not be resold unless an exemption from registration was available, and the shares and warrants issued in the Private Placement

William Bennett, Esq.
February 6, 2006

included a restrictive legend to that effect. Further, the investors represented in the purchase agreements that they were acquiring the securities for their own account and not with a view toward distribution. The fact that the investors were granted registration rights with respect to their shares should not affect whether or not they acquired the securities for their own account. The SEC has stated that the filing of a registration statement covering the resale of shares following a private placement will not invalidate the private placement as long as the resale registration statement is filed after the completion of the private placement. The Purchase Agreements were signed on December 15, 2005, the first tranche of the Private Placement was closed on December 16, 2005 and the final tranche of the Private Placement was closed on January 27, 2006. The amendment to the Form S-3 was filed after the closing of the Private Placement on January 27, 2006.
•	Finally, Rule 506(b)(2) requires that no more than 35 non-accredited investors participate in the offering. As stated above, all investors in the Private Placement completed investors questionnaires indicating that they were accredited investors.
     Rule 503 requires that a Form D be mailed for filing with the SEC no later than 15 days after the first sale. The Form D was mailed for filing on January 3, 2006, which was the first business day following the 15th day after the first closing of the Private Placement,
     Based on the foregoing, we believe that the Private Placement complied with Section 4(2) of the Securities Act and Rule 506 thereunder. Please call me with any questions or additional comments at (954) 468-2446.
Very truly yours,
AKERMAN SENTERFITT
/s/ Laurie L. Green